UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42440

NETCLASS TECHNOLOGY INC

6F, Building A

1188 Wan Rong Road

Shanghai, People’s Republic of China 200436

+86 021-61806588

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On March 27, 2025, the Board of Directors of NETCLASS TECHNOLOGY INC approved and adopted an equity incentive plan (the “2025 Equity Incentive Plan”), which became effective immediately. Attached as Exhibit 99.1 to this Form 6-K is the 2025 Equity Incentive Plan.

EXHIBIT INDEX

Exhibit No.	Description
99.1	NETCLASS TECHNOLOGY INC 2025 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: April 2, 2025	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer